Exhibit 99.1

PRESS RELEASE

Cultured Meat Company MeaTech 3D
Becomes Steakholder™ Foods

The new name reflects the company’s commitment to cultivating a new community of meat lovers who will participate in the company’s mission to make high-quality real meat sustainably

Rehovot, Israel, August 3, 2022 – MeaTech 3D Ltd. (Nasdaq: MITC), an international deep-tech food company at the forefront of the cultured meat industry, has become Steakholder™ Foods Ltd. (Nasdaq: STKH).

Beginning in 2019, the company set out to develop the technology and scientific processes to produce whole cuts of meat sustainably using animal cell cultivation and 3D bioprinting. Steakholder Foods’ initial activities have been primarily focused around developing the “holy grail” of meat ― steak. This has enabled the company to assemble a unique mix of the best engineers and cellular biologists in the field who were motivated by the opportunity to tackle the most complex challenge in this burgeoning industry.

Soon after the company’s founding, Steakholder Foods became the first Nasdaq-listed cultured meat company. As a public company, Steakholder Foods is creating an opportunity for people to become “steakholders” in a movement aimed at transforming how meat is sourced and supplied. The company believes that cultured meat production can have a significant positive impact on the future of the planet, the welfare of animals, and the security of nutritious meat for billions of people.

As part of the Steakholder Foods community, anyone can participate in the company’s mission to develop high-quality real meat that is delicious, nutritious and sustainable.

Today, Steakholder Foods is a leading technology innovator in the cultured meat industry. The company’s proprietary 3D bioprinting technology can print whole cuts of meat with pinpoint precision at an industrial scale to create any desirable ratio of muscle tissue and fat marbling and without damaging cell viability.

In December 2021, the company printed the largest ever cultured steak at 3.67 oz and was recently granted its first patent (among several provisional patents) for systems and methods that enhance muscle fiber formation to develop high-quality meat.

Arik Kaufman, Steakholder Foods’ Chief Executive Officer: “As Steakholder Foods, our hope is to send a strong message to meat lovers around the globe: together we can and should create a world where people everywhere continue enjoying their favorite meat sustainably — for the health and welfare of the planet and all its inhabitants.”

About Steakholder Foods

Steakholder Foods Ltd., formerly MeaTech 3D Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH” (formally MITC). Steakholder Foods maintains facilities in Rehovot, Israel and Antwerp, Belgium and is in the process of expanding activities to the US.

The company is developing a slaughter-free solution for producing a variety of beef, chicken, pork, and seafood products — both as raw materials and whole cuts — as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements
This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

MeaTech Press Contact:	MeaTech Investor Contacts:
Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Joseph Green Edison Group jgreen@edisongroup.com Tel: +1-646-653-7030	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: +1-212-378-8040